TAX ISSUES RELATED TO EXERCISE OF STOCK OPTIONS


          This memorandum reviews the tax effects upon the exercise of "Incentive Stock Options" ("ISOs") and "Non-Incentive Stock Options" ("NSOs") that may be awarded to officers and employees under the Parke Bancorp, Inc. 2005 Stock Option Plan.

A. Exercise of an NSO
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         Upon the exercise of an NSO, the amount by which the fair market value of the shares on the date of exercise exceeds the exercise price will be taxed to the optionee as ordinary income. The Company will be entitled to a deduction in the same amount, provided it makes all required withholdings on the compensation element of the exercise. In general, the optionee's tax basis in the shares acquired by exercising an NSO is equal to the fair market value of such shares on the date of exercise. Upon a subsequent sale of any such shares in a taxable transaction, the optionee will realize capital gain or loss (long-term or short-term, depending on whether the shares were held for more than 12 months before the sale) in an amount equal to the difference between his or her basis in the shares and the sale price.

    Special rules apply if an optionee pays the exercise price upon exercise of NSOs with previously acquired shares of stock. Except as described below with respect to shares acquired pursuant to ISOs, such a transaction is treated as a tax-free exchange of the old shares for the same number of new shares. To that extent, the optionee's basis in the new shares is the same as his or her basis in the old shares, i.e., there is a carryover of basis, and the capital gain holding period runs without interruption from the date when the old shares were acquired. The value of any new shares received by the optionee in excess of the number of old shares surrendered less any cash the optionee pays for the new shares will be taxed as ordinary income. The optionee's basis in the additional shares is equal to the fair market value of such shares on the date the shares were transferred, and the capital gain holding period commences on the same date. The effect of these rules is to defer the date when any gain in the old shares that are used to buy new shares must be recognized for tax purposes. Stated differently, these rules allow an optionee to finance the exercise of an NSO by using shares of stock that he or she already owns, without paying current tax on any unrealized appreciation in the value of all or a portion of those old shares.

B. Exercise of an ISO
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             The holder of an ISO will not be subject to federal income tax upon the exercise of the ISO, and the Company will not be entitled to a tax deduction by reason of such exercise, provided that the holder is still employed by the Bank (or terminated employment no longer than three months before the exercise date). Additional exceptions to this exercise timing requirement apply upon the death or disability of the optionee. A sale of the shares received upon the exercise of an ISO which occurs both more than one year after the exercise of the ISO and more than two years after the grant of the ISO will result in the realization of long-term capital gain or loss in the amount of the difference between the amount realized on the sale and the exercise price for such shares. Generally, upon a sale or disposition of the shares prior to the foregoing holding requirements (referred to as a "disqualifying disposition"), the optionee will recognize ordinary income, and the Company will receive a corresponding deduction equal to the lesser of (I) the excess of the fair market value of the shares on the date of transfer to the optionee over the exercise price, or (ii) the excess of the amount realized on the disposition over the exercise price for such shares. Currently, ISO exercises are exempt from FICA and FUTA taxes and a disqualifying disposition is exempt from employer withholding.

      A special rule applies if an optionee pays all or part of the exercise price of an ISO by surrendering shares of stock that he or she previously acquired by exercising any other ISO. If the optionee has not held the old shares for the full duration of the applicable holding periods before surrendering them, then the surrender of such shares to exercise the new ISO will be treated as a disqualifying disposition of the old shares. As described above, the result of a disqualifying disposition is the loss of favorable tax consequences with respect to the acquisition of the old shares pursuant to the previously exercised ISO.

      Where the applicable holding period requirements have been met, the use of previously acquired shares of stock to pay all or a portion of the exercise price of an ISO may offer significant tax advantages, particularly a deferral of the recognition of any appreciation in the surrendered shares in the same manner as discussed above with respect to NSOs.

C. Alternative Minimum Tax
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     The "alternative minimum tax" is paid when such tax exceeds a taxpayer's regular federal income tax. The alternative minimum tax is calculated based on alternative minimum taxable income, which is taxable income for federal income tax purposes, modified by certain adjustments and increased by tax preference items.

     The spread under an ISO - i.e., the difference between (a) the fair market value of the shares at exercise and (b) the exercise price - is classified as alternative minimum taxable income for the year of exercise. Alternative minimum taxable income may be subject to the alternative minimum tax. However, a disqualifying disposition of the shares subject to the ISO during the same year in which the ISO was exercised will generally cancel the alternative minimum taxable income generated upon exercise of the ISO.

     When a taxpayer sells stock acquired through the exercise of an ISO, generally only the difference between the fair market value of the shares on the date of exercise and the date of sale is used in computing the alternative minimum tax. The portion of a taxpayer's minimum tax attributable to certain items of tax preference (including the spread upon the exercise of an ISO) can be credited against the taxpayer's regular liability in later years to the extent that liability exceeds the alternative minimum tax.

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